UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENERGY VAULT HOLDINGS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

29280W 109

(CUSIP Number)

Matthew L. Saunders
c/o Helena Special Investments LLC
515 S Flower Street, Suite 5100
Los Angeles, CA 90071
Tel: (424) 274-2045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian Lee

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

Telephone: (212) 768-6926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29280W 109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Helena Special Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,928,923 Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,928,923 Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,928,923 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON OO - Limited Liability Company

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to Class A Common Stock (the “Class A Common Stock”) of Energy Vault Holdings, Inc. (the “Company”), a Delaware corporation. The Company’s principal executive office is 4360 Park Terrace Drive, Suite 100, Westlake Village, CA 93161.

Item 2.	Identity and Background

This Statement is being filed by Helena Special Investments LLC (“HSI”). HSI is organized under the laws of Delaware. The address of HSI’s principal executive office is 515 S. Flower St. Suite 5100, Los Angeles, CA 90071.

HSI has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

HSI acquired the shares of the Company’s Class A Common Stock in connection with the Company’s business combination with Novus Capital Corporation II, a special purpose acquisition company.

Item 4.	Purpose of Transaction

HSI acquired the Class A Common Stock for investment purposes. HSI does not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by HSI set forth on page two as of the date hereof is based on 136,212,097 Shares outstanding as reported by the Issuer.

(c)	On July 18, 2022, through an in-kind distribution, with no additional consideration paid, HSI Puma LLC, for which HSI acted as investment manager, disposed of 1,190,327 shares of the Issuer. Additionally, HSI executed an acknowledgement letter with Helena Zepak EV LLC on July 20, 2022. Pursuant to such acknowledgement letter, HSI discontinued its role as investment manager and ceased to be the beneficial owner of 1,608,009 shares of the Issuer held by Helena Zepak EV LLC.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

HSI executed an acknowledgement letter with Helena Zepak EV LLC on July 20, 2022. Pursuant to such acknowledgement letter, HSI discontinued its role as investment manager and ceased to be the beneficial owner of 1,608,009 shares of the Issuer held by Helena Zepak EV LLC.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Acknowledgment Letter (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2022

Signature:

HELENA SPECIAL INVESTMENTS LLC

By:	/s/ Matthew L. Saunders
Name:	Matthew L. Saunders
Title:	Principal

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